Exhibit 17.1

From: Ronald L. Goode
To: Lutz, Robert
Sent: Tuesday, April 7, 2015 4:06 PM
Subject: Resignation

Dear Bob:

Owing to the increasing demands of my other obligations, both professional and personal, I have regretfully come to the decision that I cannot devote the appropriate amount of time to serving on the Board of Wound Management Technologies.

Thus, effective immediately, I am submitting my resignation thereto.

With my best wishes for the future success of WMT and yourself, I remain

Faithfully yours,

Ron Goode